Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

December 6, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:	Ms. Lauren A. Sprague

Re:	OSI ETF Trust ("Registrant")
File No. 811-23167

Dear Ms. Sprague:
On behalf of the Registrant, below are the Registrant's responses to the comments you provided us with regard to the Registrant's initial registration statement on Form N-1A (the "Registration Statement") relating to the registration of the following 17 series:
O'Shares FTSE Russell U.S. Quality High Dividend ETF
O'Shares FTSE Russell U.S. Quality Value Dividend ETF
O'Shares FTSE Russell U.S. Quality Growth Dividend ETF
O'Shares FTSE Russell Mid-Cap Quality Dividend ETF
O'Shares FTSE Russell Small Cap Quality Dividend ETF
O'Shares FTSE Russell Small and Mid-Cap Quality Dividend ETF
O'Shares FTSE Russell International Quality Dividend ETF
O'Shares FTSE Russell International Quality Dividend ETF (Currency Hedged)
O'Shares FTSE Russell Emerging Markets Quality Dividend ETF
O'Shares FTSE Russell Emerging Markets Quality Dividend ETF (Currency Hedged)
O'Shares Quality Aggregate Bond ETF
O'Shares Quality Investment Grade Corporate Bond ETF
O'Shares Quality High Yield Corporate Bond ETF
O'Shares Quality Short Term Investment Grade Corporate Bond ETF
O'Shares Quality Short Term High Yield Corporate Bond ETF

Philadelphia | Washington | New York | Chicago

O'Shares Quality Preferred Stock ETF
O'Shares Quality Senior Loan ETF
The Registration Statement was filed with the U.S. Securities and Exchange Commission ("SEC") on July 6, 2016 under Section 8 of the Investment Company Act of 1940, as amended (the "1940 Act"), and Section 6 of the Securities Act of 1933, as amended (the "Securities Act").
The Registrant has determined to now seek to register only the following five series (each a "Fund" and, collectively, the "Funds"):
O'Shares FTSE Russell Small Cap Quality Dividend ETF
O'Shares FTSE Russell International Quality Dividend ETF
O'Shares FTSE Russell International Quality Dividend ETF (Currency Hedged)
O'Shares FTSE Russell Emerging Markets Quality Dividend ETF
O'Shares FTSE Russell Emerging Markets Quality Dividend ETF (Currency Hedged)

The other twelve series will be removed from the Registration Statement in the next Pre-Effective Amendment.  The Registrant has therefore provided responses below to only those comments applicable to the Funds.  To the extent that a comment is applicable to more than one Fund, the Registrant will update the disclosure of all applicable Funds.
Below we have provided your comments (in bold) and the Registrant's response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
Prospectus
O'Shares FTSE Russell U.S. Quality High Dividend ETF
Investment Objective, page 1
1.	Comment:	Please identify the name of the Fund's underlying target index. In your response letter, please also inform the staff how long the target index has existed. If the target index is new, please add a corresponding principal risk factor for "New Index Risk" to the Principal Investment Risks sections of the prospectus and the SAI disclosing that the index has a limited performance history and it is possible that a new index may experience errors in its construction. Additionally, please provide the staff with a courtesy copy of a white paper or similar documentation that describes the detailed index methodology, if applicable, pursuant to Rule 418 under the Securities Act.
Response: As discussed above, the Registrant no longer seeks to register this series (as well as certain other series), which will be removed from the Registration Statement.  The Registrant will identify the Funds' underlying target indexes.  The inception date of the target index for each Fund is as follows:

Fund	Target Index	Target Index Inception Date
O'Shares FTSE Russell Small Cap Quality Dividend ETF	FTSE USA Small Cap Qual/Vol/Yield 3% Capped Factor Index	October 20, 2016
O'Shares FTSE Russell International Quality Dividend ETF	FTSE Developed ex US Qual/Vol/Yield 5% Capped Factor Index	July 11, 2016
O'Shares FTSE Russell International Quality Dividend ETF (Currency Hedged)	FTSE Developed ex US Qual/Vol/Yield 5% Capped Factor 100% Hedged to USD Index	July 11, 2016
O'Shares FTSE Russell Emerging Markets Quality Dividend ETF	FTSE Emerging Qual/Vol/Yield 5% Capped Factor Index	July 11, 2016
O'Shares FTSE Russell Emerging Markets Quality Dividend ETF (Currency Hedged)	FTSE Emerging Qual/Vol/Yield 5% Capped Factor 100% Hedged to USD Index	July 11, 2016

The following disclosure will be added to the summary "Index-Related Risk" disclosure:
The [Target Index] is new and has a limited performance history.
The Registrant will supplementally provide the staff with a courtesy copy of documentation that describes the detailed index methodology.
Fees and Expenses, page 1

2.	Comment:	Please complete the fee table and footnote 3 addressing the fee waiver and expense reimbursement agreement. Please confirm that the fee waiver and expense limitation agreement will be in effect for no less than one year from the effective date of the Fund's registration statement. See Instruction 3(e) to Item 3 of Form N-1A. In addition, please confirm that the Adviser may not recoup any previously waived or reimbursed expenses.
Response:
The O'Shares FTSE Russell International Quality Dividend ETF (Currency Hedged) and O'Shares FTSE Russell Emerging Markets Quality Dividend ETF (Currency Hedged) will be subject to a fee waiver agreement.  The fee table and the footnote addressing the fee waiver for these Funds will be completed prior to effectiveness of the Registration Statement.  The Registrant confirms that the fee waiver agreement will be in effect for at least one year from the effective date of such Funds'

Registration Statement.  The Registrant confirms that the Adviser may not recoup any previously waived or reimbursed expenses.
3.	Comment:	The last sentence of footnote 3 to the fee table states: "This undertaking can only be changed with the approval of the Board of Trustees of the Trust." Please change "undertaking" to "fee waiver and expense reimbursement agreement," and also revise the disclosure to briefly describe who can terminate the agreement and under what circumstances. See Instruction 3(e) to Item 3 of Form N-1A. In addition, please confirm in your response that the Board has no present intention to terminate the agreement for one year following the effective date of the registration statement.
Response: The above cited sentence for each of the O'Shares FTSE Russell International Quality Dividend ETF (Currency Hedged) and O'Shares FTSE Russell Emerging Markets Quality Dividend ETF (Currency Hedged) will be replaced with the following disclosure, which is consistent with the terms of the fee waiver agreement:
The fee waiver agreement may be terminated at any time by the Board, but may not be terminated by the Adviser during the term of the fee waiver agreement. The fee waiver agreement shall automatically terminate upon the termination of the advisory agreement with the Adviser or, with respect to the Fund, in the event of merger or liquidation of the Fund.
The Registrant supplementally confirms that the Board has no present intention to terminate the fee waiver agreement for one year following the effective date of the Registrant Statement.
Example, page 1
4.	Comment:	Please confirm that the example following the fee table will reflect the expense reimbursement and/or fee waiver agreement only for those periods in which the contractual agreement is in effect.

Response:  The Registrant confirms that the expense example for each of the O'Shares FTSE Russell International Quality Dividend ETF (Currency Hedged) and O'Shares FTSE Russell Emerging Markets Quality Dividend ETF (Currency Hedged) will reflect the fee waiver agreement only for those periods in which the contractual agreement is in effect, and notes the disclosure under the Example section that "[t]he example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same each year, except that the Fund's expenses are reduced during the first year by the fee waiver agreement described above" (emphasis added).
Principal Investment Strategies, page 2
5.	Comment:	The first paragraph in this section states: "The Fund employs a 'passive management' or 'rules based' investment approach that seeks to track the performance of the U.S. High Dividend Target Index." Please revise the disclosure to clarify that the Fund seeks to track the performance of the target index "before fees and expenses" to be consistent with the Fund's stated investment objective.
Response: The disclosure will be revised as requested.
6.	Comment:	The second paragraph states: "The U.S. High Dividend Target Index is designed to measure the performance of publicly-listed large-capitalization and mid-capitalization issuers with high dividend yields in the United States that meet certain market capitalization, liquidity, high quality, low volatility and dividend yield thresholds, as determined by FTSE-Russell (the "Index Provider"). The high quality and low volatility requirements are designed to reduce exposure to high dividend equities that have experienced large price declines, as may occur with some dividend investing strategies." In the Principal Investment Strategies section, please expand the disclosure regarding what the U.S. High Dividend Target Index is designed to achieve. More specifically, please describe the market capitalization, liquidity, high quality, low volatility and dividend yield "thresholds" to which the U.S. High Dividend Target Index is subject. Additionally, please briefly explain what the market capitalization, liquidity, and divided yield threshold requirements are designed to do with respect to the Fund's investment exposure (as the Fund has explained with respect to the high quality and low volatility requirements).
Response: The first three paragraphs in the Principal Investment Strategies section of the prospectus will be revised as follows (the following revisions are based on the disclosure for O'Shares FTSE Russell Small Cap Quality Dividend ETF):
The Fund ~~employs a "passive management" or "rules based" investment approach that~~ seeks to track the performance (before fees and expenses) of the U.S. Small Cap Target Index.
The U.S. Small Cap Target Index is designed to ~~measure~~reflect the performance of publicly-listed small-capitalization dividend-paying issuers in the United States ~~that meet certain market capitalization, liquidity,~~exhibiting high quality, low volatility and high dividend ~~yield thresholds~~yields, as determined by FTSE-Russell (the "Index Provider"). The ~~high~~ quality and low volatility ~~requirements~~factors are designed to reduce exposure to high dividend equities that have experienced large price declines, as may occur with some dividend investing strategies.
The constituents of the U.S. Small Cap Target Index are selected from the FTSE USA Small Cap Index~~, comprised of [__] U.S. publicly-listed small-capitalization equities that had market capitalizations~~.  As of October 31, 2016, the FTSE USA Small Cap Index consisted of 1301 securities with a market capitalization range of between [__] and [__], with an average market capitalization of [__]~~, as of [__]. The Index Provider selects and weights securities for~~ . The U.S. Small Cap Target Index is constructed using a proprietary, rules-based methodology designed to select equity securities from the FTSE USA Small Cap Index that have exposure to the following three factors:  1) quality, 2) low volatility and 3) yield.  The "quality" factor combines measures of profitability (return on assets, asset turnover ratio and accruals) and leverage.  The "low volatility" factor is calculated using the standard deviation of five years of weekly local total returns.  The "yield" factor is calculated using the company's twelve month trailing dividend yield.  Consecutive "factor tilts" are applied to the equity securities in the FTSE USA Small Cap Index, resulting in the re-weighting of the equity securities according to the scores assigned to these factors.  Equity securities with the smallest product of factor scores are removed while ensuring that certain constraints (e.g., diversification, capacity and industry) are satisfied, thereby adjusting the final weights in the U.S. Small Cap Target Index ~~based on a proprietary approach that combines the following three factors: 1) high quality, including measures of profitability, operating efficiency, earnings quality and leverage, 2) low volatility, and 3) high dividend yield for the twelve months preceding each annual reconstitution~~.  Individual index constituent weights are capped at ~~5~~3% at each quarterly rebalance to avoid overexposure to any single security ~~and are tested for liquidity semi-annually~~.  The U.S. Small Cap Target Index's investable universe includes real estate investment trusts ("REITs").
7.	Comment:	The third paragraph states in part: "The Index Provider selects and weights securities for the U.S. High Dividend Target Index based on a proprietary approach that combines the following three factors: 1) high quality, including measures of profitability, operating efficiency, earnings quality and leverage, 2) low volatility, and 3) high dividend yield for the twelve months preceding each annual reconstitution. Individual index constituent weights are capped at 5% at each quarterly rebalance to avoid overexposure to any single security and are tested for liquidity semi-annually. The U.S. High Dividend Target Index's investable universe includes real estate investment trusts ("REITs")." Please enhance the narrative disclosure about the index methodology and how the Index Provider selects and weights securities based on a multi-factor approach. More specifically:
•
We note that the first paragraph of the Principal Investment Strategies section states that "[t]he Fund employs a "passive management" or "rules based" investment approach ... ." Please clarify whether the Index Provider's proprietary approach to investment selection is also rules based, and if so, to what degree (e.g., is the process entirely rules based, or does the process permit any discretion on the part of the Index Provider or the Adviser?).

•	Please explain how each of the index methodology factors is defined or assessed.
•
Please clarify how the "combination" of the multiple factors will make a security eligible or ineligible for inclusion in the underlying target index.  For instance, if a certain security does not display desired characteristics of all three of the enumerated factors, is it ineligible for inclusion?

•	Please explain how the multi-factor approach will affect the weighting of a selected security up to the 5% cap. For example, are securities weighted based on their relative exposure to each factor?
Response:  See the response to comment 6 above.
8.	Comment:	The fourth paragraph states in part: "Under normal market conditions, the Fund will invest at least 80% of its total assets in the components of the U.S. High Dividend Target Index." Please revise this policy to provide that, under normal circumstances, the Fund will invest at least 80% of its total assets, plus the amount of any borrowings for investment purposes, in the components of the index. See Rules 35d-1(a)(2)(i) and 35d-1(d)(2) under the 1940 Act. We also note that the Rule 35d-1 adopting release states that index funds are generally expected to invest more than 80% of their assets in investments connoted by the applicable index. Please supplementally confirm that the Fund will comply with the requirements of Rule 35d-1. See Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001), at text accompanying note 16.
Response:  The Registrant filed an amended and restated application for exemptive relief with the SEC on July 29, 2016 (Accession No. 0001137439-16-000602) to permit the Funds to operate as index-based exchange-traded funds.  The SEC granted the requested relief on August 30, 2016 (Release No. IC-32247).  The 80% policy referenced above that is disclosed in the prospectus is consistent with the terms of the Registrant's exemptive application.
The Registrant notes that the following disclosure, as revised, is included under the "Investment Policies, Techniques and Related Risks-Name Policies" section of the Statement of Additional Information ("SAI"):
The Funds (except for the O'Shares FTSE Russell International Quality Dividend ETF and the O'Shares FTSE Russell International Quality Dividend ETF (Currency Hedged)) have each adopted non-fundamental investment policies in accordance with Rule 35d-1 under the 1940 Act obligating them to invest, under normal market conditions, at least 80% of their assets in the component securities of their Target Index or, as applicable, depositary receipts representing component securities of the Target Index, including indirectly through their respective Underlying Fund, as applicable.  For purposes of each such investment policy, "assets" includes a Fund's net assets, as well as amounts borrowed for investment purposes, if any. In addition, for purposes of such an investment policy, "assets" includes not only the amount of a Fund's net assets attributable to investments directly providing investment exposure to the type of investments suggested by its name (e.g., the value of stocks, or the value of derivative instruments such as futures, options or options on futures), but also the amount of the Fund's net assets that are segregated on the Fund's books and records, to the extent that they are not already counted as investments, as required by applicable regulatory guidance, or otherwise used to cover such investment exposure. The Funds' 80% policy is non-fundamental, which means that it may be changed by the Board without the approval of shareholders. The Board has adopted a policy to provide investors with at least 60 days' notice prior to changes in a Fund's name policy.
(emphasis added)
The Registrant confirms that the Funds referenced in the SAI disclosure above will comply with the requirements of Rule 35d-1.
9.	Comment:	The fourth paragraph states in part: "To the extent that the U.S. High Dividend Target Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund is expected to concentrate to approximately the same extent. As of [ ], 2016, the U.S. High Dividend Target Index was concentrated in the [ ] sectors." Please identify the industries and/or sectors in which the underlying target index is concentrated. Also, in the Principal Investment Risks sections of the prospectus and the SAI, please include corresponding risk factors for the specific industries or sectors in which the index, and thus the Fund, will be concentrated.
Response:  To the extent that the target index of a Fund is concentrated in a particular industry or sector, the Registrant will specify the industry or sector and will include corresponding risk disclosure as appropriate prior to effectiveness of the Registration Statement.
10.	Comment:	The fifth paragraph states: "The Fund may invest up to 20% of its total assets in investments not included in the U.S. High Dividend Target Index, but which the Adviser believes will help the Fund track the U.S. High Dividend Target Index. For example, there may be instances in which the Adviser may choose to purchase or sell investments including ETF and other investment company securities, derivatives, such as [ ], and cash and cash equivalents as substitutes for one or more U.S. High Dividend Target Index components or in anticipation of changes in the U.S. High Dividend Target Index's components." Please clarify whether the Adviser is limited to ETFs and other investment company securities, derivatives, and cash and cash equivalent investments with respect to the 20% of the Fund's assets that are permitted to be invested outside of the components of the underlying target index. Please note that because the Fund may invest in derivative instruments, the types of derivatives used, the purpose for which they are used, and the attendant risks must be described with specificity in the Principal Investment Strategies and Principal Investment Risks sections of the prospectus. Please review and revise the Fund's disclosure in light of the observations from the Division of Investment Management: Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010), available at the SEC's website, www.sec.gov.

Response:  The Registrant confirms that all securities and instruments that constitute a principal investment strategy are listed in the Principal Investment Strategies section of the prospectus for each Fund, and does not believe it is required to list each type of security or instrument in which it may invest outside of its 80% policy where such security or instrument does not constitute a principal investment strategy for the Fund.  The prospectus disclosure for the O'Shares FTSE Russell Small Cap Quality Dividend ETF, O'Shares FTSE Russell International Quality Dividend ETF and O'Shares FTSE Russell Emerging Markets Quality Dividend ETF will be revised to remove references to derivative as these Funds do not currently intend to use derivatives as part of as part of their principal investment strategies.
11.	Comment:	The sixth paragraph states in part: "The Index Provider, in consultation with the Adviser, developed the U.S. High Dividend Target Index methodology." Please supplementally inform the staff how the index was developed, and advise us as to whether the Index Provider is affiliated with the Trust, the Adviser, the Portfolio Manager(s), the Fund, or the principals of any of these entities. Please advise the staff as to whether the Index Provider will continue to be "in consultation with the Adviser" in connection with any of its responsibilities for the ongoing maintenance, calculation, and administration of the underlying target index. Will there be any restrictions on communications between the Index Provider, calculation agent, Adviser, and/or the Fund's portfolio managers? If so, please describe any such restrictions in your response.

Response:  The Registrant has supplementally provided index methodology documentation that details the construction and management of each target index in response to comment 1.  The Index Provider is not affiliated with the Trust, the Funds, the Adviser, the Sub-Adviser or the portfolio managers, or the principals of any of these entities.  While the Index Provider developed each target index in consultation with an affiliate of the Adviser (i.e., the Adviser affiliate provided input into the factor selection process and other elements of the methodology, with the Index Provider then developing index rules to reflect that information), the Index Provider is solely responsible for the ongoing maintenance, calculation and administration of the target index without the Adviser's or the Adviser affiliate's involvement.  Please see the index methodology documentation for additional detail.
Principal Investment Risks, pages 2-4
12.	Comment:	With respect to "Derivatives Risk," please briefly explain that derivatives, including options, swaps, caps, floors, collars, futures and forwards, are instruments for which performance is derived from the performance of an underlying reference security, index, currency, or interest rate. Disclose that the use of derivatives can lead to losses because of adverse movements in the price or value of the underlying asset, index, currency or rate, which may be magnified by certain features of a derivative instrument. Additionally, please explain that 1) the ability to successfully use derivatives depends in part on the investment advisor's ability to predict pertinent market movements, which cannot be assured, and may result in losses greater than if they had not been used; and 2) the derivatives markets are a focus of recent legislation, and the extent and impact of such regulation is not yet known. Recent legislation may make derivatives more costly, may limit the availability of derivatives and may affect the value or performance of derivatives.
Response:  The summary risk disclosure for each applicable Fund will be revised as follows:
Derivatives Risk. A derivative is a financial contract whose value depends on, or is derived from, changes in the value of one or more underlying assets, reference rates or indexes. Derivatives may involve risks different from, or greater than, those associated with more traditional investments. The use of derivatives can lead to losses due to adverse movements in the price or value of the underlying asset, index, currency or rate, which may be magnified by certain features of a derivative instrument. As a result of investing in derivatives, the Fund could lose more than the amount it invests.  Derivatives may be highly illiquid, and the Fund may not be able to close out or sell a derivative position at a particular time or at an anticipated price. Derivatives also may be subject to counterparty risk, which includes the risk that a loss may be sustained by the Fund as a result of the insolvency or bankruptcy of, or other non-compliance by, the other party to the transaction.
In addition, the first and last paragraphs of the Item 9 "Derivatives Risk" disclosure for each applicable Fund will be revised as follows:
Derivatives Risk. A derivative is a financial contract whose value depends on, or is derived from, changes in the value of one or more underlying assets, reference rates or indexes. The Fund's use of derivatives — such as forward currency contracts and futures contracts ~~and swap agreements, including credit default swaps and total return swaps, among other instruments~~ — may involve risks different from, or greater than, the risks associated with investing in more traditional investments, such as stocks and bonds. Derivatives require investment techniques and risk analyses different from those of other investments. If the Adviser incorrectly forecasts the value of securities, currencies, interest rates or other economic factors in using derivatives, the Fund might have been in a better position if the Fund had not entered into the derivatives. Derivatives can be highly complex and may perform in unanticipated ways. The use of derivatives can lead to losses due to adverse movements in the price or value of the underlying asset, index, currency or rate, which may be magnified by certain features of a derivative instrument.  Derivatives may be highly volatile, and the Fund could lose more than the amount it invests.  Derivatives may be difficult to value and highly illiquid, and the Fund may not be able to close out or sell a derivative position at a particular time or at an anticipated price. The Fund's use of derivatives may increase the amount and affect the timing and character of taxable distributions payable to shareholders. The Fund's use of derivatives may be limited by the requirements for taxation of the Fund as a regulated investment company. Also, suitable derivative transactions may not be available in all circumstances. There can be no assurance that the Fund will engage in derivative transactions to reduce exposure to other risks when that would be beneficial.
…
Finally, the regulation of derivatives is a rapidly changing area of law and it is not possible to predict fully the effects of current or future regulation. The changes enacted by the Dodd-Frank Wall Street Reform and Consumer Protection Act and any future revisions may, among various possible effects, increase the cost of entering into derivatives transactions, require more assets of the Fund to be used for collateral in support of those derivatives, restrict the ability of the Fund to enter into certain types of derivative transactions~~.~~ or limit the Fund's use of these instruments effectively as a part of its investment strategy, and could adversely affect the Fund's ability to achieve its investment objective. Recent legislation proposes new regulation of funds' use of derivative instruments. The extent and impact of the regulation are not yet fully known and may not be for some time. New regulation of derivatives may make derivatives more costly, may limit the availability of derivatives or may otherwise adversely affect the value or performance of derivatives.
13.	Comment:	With respect to the "Dividend Paying Stocks Risk" factor, please consider expanding the disclosure to explain that certain stocks included in the underlying index are deemed to be dividend-paying stocks for the twelve months preceding each annual reconstitution pursuant to the underlying index's methodology, but the methodology may be unsuccessful in creating an index that emphasizes dividend-paying stocks.
Response:  The Registrant respectfully believes the disclosure under "Dividend Paying Stock Risk" and "Multifactor Risk" (added in response to comment 19 below) is adequate.
14.	Comment:	The "Premium-Discount Risk" factor states in part: "Fund shares may trade above or below their NAV." For clarity, please add the words "on the Exchange" or "in the secondary market" to the end of this sentence. In addition, please state that this risk is separate and distinct from the risk that the NAV of Fund shares may decrease.

Response: The disclosure will be revised as requested.

15.	Comment:	With respect to the "REIT Risk" factor, please briefly explain what a REIT is. Please also disclose that some REITs may concentrate their investments in specific geographic areas or in specific property types and the potential effect of such concentration.

Response: The disclosure will be revised as requested.

16.	Comment:	With respect to the "Tracking Error Risk" factor, please add an introductory sentence to the narrative risk disclosure explaining that the performance of an index-based ETF may vary from the actual performance of the fund's target index, known as "tracking error."

Response: The disclosure will be revised as requested.

17.	Comment:	The "Volatility Risk" factor states in part: "There is a risk that the present and future volatility of a security, relative to the market index, will not be the same as it has historically been and thus that the U.S. High Dividend Target Index will not be exposed to the less volatile securities in the index universe." Please revise this disclosure to clarify the meaning of this sentence. More specifically, please clarify what the phrases "relative to the market index" and "securities in the index universe" mean.

Response: The disclosure will be revised as follows:
Volatility Risk. There is a risk that the present and future volatility of a security, relative to the ~~market index~~FTSE USA Small Cap Index, will not be the same as it ~~has~~ historically has been and thus that the U.S. Small Cap Target Index will not be exposed to the less volatile securities in the ~~index universe~~FTSE USA Small Cap Index. Volatile stocks are subject to sharp swings in value.

18.	Comment:	Please add a risk factor for "Market Risk" (or, in the alternative, add general disclosure on market risk to the risk factor captioned "Market Events Risk"). In the corresponding narrative, please disclose the risk that the value of a particular security held by the Fund, or shares of the Fund in general, will fluctuate in response to various factors (e.g., the general condition of the relevant stock market, changes in interest rates, inflation, the financial condition of a securities issuer, perceptions of the issuer, political or economic events affecting the issuer, etc.).

Response: The following disclosure will be added to the summary "Market Events Risk" disclosure:

The market values of the Fund's investments, and therefore the value of the Fund's shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole.

The following additional disclosure will be added to the Item 9 "Market Events Risk" disclosure:
The market values of the Fund's investments, and therefore the value of the Fund's shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole.  The value of the Fund's investments may go up or down due to general market conditions which are not specifically related to the particular issuer, such as real or perceived adverse economic conditions, changes in the general outlook for revenues or corporate earnings, changes in interest or currency rates, regional or global instability, or adverse investor sentiment generally.  The value of the Fund's investments may also go up or down due to factors that affect an individual issuer or a particular industry or sector, such as changes in production costs and competitive conditions within an industry.
19.	Comment:	Please consider adding a risk factor for "Multifactor Risk." In the corresponding narrative, explain that the underlying index, and thus the Fund, seeks to provide exposure to [identify the certain types of securities] based on [identify the index methodology factors]. Explain that there can be no assurance that targeting exposure to such investment factors will enhance the Fund's performance over time, and that targeting exposure to such investment factors may detract from performance in some market environments, perhaps for extended periods.

Response:  The following risk will be added to the summary risk disclosure:

Multifactor Risk.  The [Target Index], and thus the Fund, seeks to achieve specific factor exposures.  There can be no assurance that targeting exposure to such factors will enhance the Fund's performance over time, and targeting exposure to certain factors may detract from performance in some market environments.  There is no guarantee the Index Provider's methodology will be successful in creating an index that achieves the specific factor exposures.

20.	Comment:	We note that the Adviser, O'Shares Investment Advisers, LLC, appears to be newly formed. Please add a risk factor for "New Adviser Risk" disclosing that the adviser is newly registered as of [identify the month and year of such registration]. To the extent that any of the Adviser's principals do not have prior experience managing an ETF, please disclose this and note that this may limit the Adviser's effectiveness.

Response:  The Registrant notes that the "Investment Advisory Services—Investment Adviser" section of the prospectus discloses that the Adviser was founded in 2016.  The Adviser is a wholly owned subsidiary of O'Shares Investments, Inc., which serves as the sponsor of five ETF series of the FQF Trust.  The Registrant respectfully acknowledges the comment and notes that all of the principal risks for the Funds are disclosed.

21.	Comment:	Please add a risk factor for "New Fund Risk" disclosing that the Fund is new with no operating history, and therefore there can be no assurance that the Fund will be able to implement its investment strategy or that the Fund will grow to or maintain an economically viable size, which might lead the Board to determine to liquidate the Fund without shareholder approval at a time that is not favorable for all Fund shareholders and that may trigger income tax consequences for shareholders.

Response: The Registrant respectfully acknowledges the comment and notes that all of the principal risks for the Funds are disclosed.  The Registrant notes that the following disclosure is included under the "Investment Policies, Techniques and Related Risks" section of the SAI:

Also, there can be no assurance that any Fund will grow to, or maintain, an economically viable size, in which case management may determine to liquidate the Fund at a time that may not be opportune for shareholders.

22.	Comment:	Please add a risk factor for "Sampling Risk" disclosing that the Fund's use of a representative sampling approach will result in its holding smaller number of securities than are in the underlying target index, and as a result, an adverse development respecting an issuer of a security held by the Fund could result in a greater decline in NAV than would be the case if the Fund used a full replication strategy and held all of the securities in the underlying index.

Response: The following risk will be added to the summary risk disclosure:

Sampling Risk.  The Fund's use of a representative sampling approach will result in its holding a smaller number of securities than are in the [Target Index]. As a result, an adverse development respecting a security held by the Fund could result in a greater decline in NAV than would be the case if the Fund held all of the securities in the [Target Index].  Conversely, a positive development relating to a security in the [Target Index] that is not held by the Fund could cause the Fund to underperform the [Target Index]. To the extent the assets in the Fund are smaller, these risks will be greater.
23.	Comment:	Please add a risk factor for "Quality Stocks Risk" explaining that that stocks included in the underlying target index are deemed to be quality stocks pursuant to the underlying index's methodology, which may be unsuccessful in creating an index that emphasizes quality stocks, and there is no guarantee that the past performance of these stocks will continue as many factors can affect a stock's quality and performance. Please also explain that the issuers of these stocks may experience lower than expected returns or may experience negative growth, as well as increased leverage, resulting in lower than expected or negative returns to the Fund.

Response:  The following risk will be added to the summary risk disclosure:

Quality Stocks Risk. Quality investing entails investing in securities of companies with high returns on equity, stable earnings per share growth, and low financial leverage. This style of investing is subject to the risk that the past performance of these companies does not continue or that the returns on "quality" equity securities are less than returns on other styles of investing or the overall stock market. In addition, there may be periods when quality investing is out of favor and during which the investment performance of a fund using a quality strategy may suffer.

24.	Comments:	With respect to the comments provided above, please note any applicability to the other series in the Trust, and revise the disclosure for each series accordingly.

Response: The Registrant will revise the disclosure for each Fund, as applicable.
O'Shares FTSE Russell U.S. Quality Value Dividend ETF
Principal Investment Risks, page 9
25.	Comment:	With respect to the "Value Stock Risk" factor, please consider expanding the disclosure to explain that certain stocks included in the underlying index are deemed to be value stocks pursuant to the underlying index's methodology, but the methodology may be unsuccessful in creating an index that emphasizes value stocks and there is no guarantee that the past performance of these stocks will continue.

Response:  This fund has been removed from the Registration Statement.
O'Shares FTSE Russell U.S. Quality Growth Dividend ETF
Principal Investment Risks, page 13
26.	Comment:	With respect to the "Growth Stock Risk" factor, please consider expanding the narrative risk disclosure to explain that certain stocks included in the underlying index are deemed to be growth stocks pursuant to the underlying index's methodology, but the methodology may be unsuccessful in creating an index that emphasizes growth stocks and there is no guarantee that the past performance of these stocks will continue.

Response:   This fund has been removed from the Registration Statement.
O'Shares FTSE Russell International Quality Dividend ETF
Principal Investment Risks, page 33

27.	Comment:	With respect to the "Depositary Receipts Risk" factor, please consider whether the disclosure should be expanded to explain risks including, but not necessarily limited to, the following: 1) depositary receipts may be less liquid than the underlying shares in their primary trading market; 2) any distributions paid to the holders of depositary receipts, such as the Fund, may be subject to a fee charged by the depositary; and 3) holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.

Response:  The Item 9 "Depositary Receipts Risk" disclosure will be revised accordingly.

28.	Comment:	With respect to the comment above, please note any applicability to the other series in the Trust, and revise the disclosure for each series accordingly.

Response: The Registrant will revise the disclosure for each Fund, as applicable.
O'Shares FTSE Russell International Quality Dividend ETF (Currency Hedged)
Principal Investment Strategy, page 38
29.	Comment:	The fourth paragraph in this section indicates that the Fund intends to "enter into forward currency contracts or futures contracts" to hedge against declines in the relative value of foreign currencies in which the target index's components are denominated against the U.S. dollar. Please revise the disclosure to clarify which contracts the Fund will buy and/or sell to effectuate the hedging component of its strategy.

Response: The disclosure will be revised as follows:

The Fund intends to enter into forward currency contracts or futures contracts, both of which may be used to effectuate the hedging strategy embedded in the International Hedged Target Index.
Principal Investment Risks, page 40
30.	Comment:	With respect to the "Hedging Risk" factor, please consider adding a sentence to the risk disclosure explaining that hedging against a decline in the value of a currency does not eliminate fluctuations in the value of a portfolio security denominated in that currency or prevent a loss if the value of the security declines.

Response:  The disclosure will be revised accordingly.

31.	Comment:	We note that the Fund's Principal Investment Strategies section states in part at page 38: "Under normal market conditions, the Fund will invest at least

80% of its total assets in the components of the International Hedged Target Index and in depositary receipts representing such securities ("80% policy"), including indirectly through the O'Shares FTSE Russell International Quality Dividend ETF (the "Underlying Fund")." Please add a risk factor for "Fund of Funds Risk."  In the corresponding narrative, explain that that the Fund will pursue its investment objective, at least in part, by investing its assets in the underlying fund (i.e., another fund in the O'Shares fund complex), rather than solely investing directly in the securities, cash, or other investments that are in the components of the Fund's underlying target index.  Explain that the Fund's investment performance will thus depend, in part, on the investment performance of the underlying fund in which it invests.
Response: The summary "Exchange-Traded Funds and Other Investment Companies Risk" disclosure will be revised as follows:
~~Exchange-Traded Funds~~ETFs and Other Investment Companies Risk. The Fund intends to invest a substantial portion of its assets in the Underlying Fund and may invest in other investment companies, including ETFs. The Fund's investment performance is therefore likely to be directly related to the performance of the Underlying Fund.  The Fund's NAV will change with changes in the value of the Underlying Fund and other instruments in which the Fund invests based on their market valuations. The risks of investing in the Underlying Fund or securities of other ETFs and ~~other~~ investment companies typically reflect the risks of the types of instruments in which the ~~underlying~~Underlying Fund or other ETF or other investment company invests.  In addition, with such investments, the Fund indirectly bears its proportionate share of the fees and expenses of the ~~underlying entity~~Underlying Fund or other ETF or investment company. As a result, the Fund's operating expenses may be higher and performance may be lower. An investment in the Fund will entail more costs and expenses than a direct investment in the Underlying Fund, including as a result of the currency hedging activity conducted by the Fund.  As the Fund's allocation to the Underlying Fund changes from time to time, or to the extent that the expense ratio of the Underlying Fund changes, the weighted average operating expenses borne by the Fund may increase or decrease. The Fund may invest in other funds, including the Underlying Fund, advised by the Adviser. The Adviser may be subject to conflicts of interest in allocating Fund assets to other funds to the extent that the Adviser is paid a management fee both by the Fund and the fund in which the Fund invests.

32.	Comment:	With respect to the comments above, please note any applicability to the other series in the Trust (e.g., the O'Shares FTSE Russell Emerging Markets Quality Dividend ETF (Currency Hedged)), and revise the disclosure for each series accordingly.

Response:  The Registrant will revise the disclosure for each Fund, as applicable.

O'Shares Quality Aggregate Bond ETF
Principal Investment Strategies, page 56
33.	Comment:	With respect to the fixed-income securities that are selected for the index, please disclose any requirements or limitations regarding the duration of the securities. If the Adviser will attempt to maintain the duration of the Fund at a level similar to that of the underlying index, please disclose this, as well as the duration of the index as of a recent date. Additionally, please consider whether including "Duration Risk" in the Principal Investment Risks section of the prospectus would be appropriate, and if so, explain that a portfolio with a longer average portfolio duration is more sensitive to changes in interest rates than a portfolio with a shorter average portfolio duration and disclose that the longer-term securities in which the Fund invests may be volatile.

Response: This fund has been removed from the Registration Statement.

34.	Comment:	The second paragraph under the heading Principal Investment Strategies states in part: "The [___ Index] is designed to measure the performance of liquid, U.S. dollar-denominated investment grade bonds with certain credit quality metrics including lower leverage, higher interest expense coverage and strong cash flow, as well as yield and liquidity thresholds, selected from the total U.S. investment-grade bond market." If accurate, please add the phrase "as determined by the Index Provider" to the end of this sentence for clarity.

Response: This fund has been removed from the Registration Statement.

35.	Comment:	The second paragraph goes on to state in part: "The [___ Index] includes investment-grade U.S. Treasury bonds, government-related bonds, corporate bonds, mortgage-backed pass through securities (including those issued or guaranteed by the Government National Mortgage Association ("Ginnie Mae") and U.S. government-sponsored entities, such as the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac")), commercial mortgage-backed securities and asset-backed securities that are publicly offered for sale in the United States." With respect to the fixed-income securities that are selected for the index, please disclose the requirements or limitations regarding the duration of the selected securities, if any. If the Adviser will attempt to maintain the duration of the Fund at a level similar to that of the underlying index, please disclose this, as well as the duration of the index as of a recent date. Please also consider whether including a "Duration Risk" factor in the Principal Investment Risks sections of the prospectus and the SAI would be appropriate. If so, please explain that a portfolio with longer average portfolio duration is more sensitive to changes in interest rates than a portfolio with shorter average portfolio duration and disclose that the longer-term securities in which the Fund invests may be volatile. Regarding the Fund's principal strategy to invest in commercial mortgage-backed securities and asset-backed securities, please tell us what specific types of non- agency mortgage backed and asset-backed securities the

Fund may invest in.  Additionally, please tell us how much the Fund will invest in entities that rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act, including whether there is any limit on the amount the Fund can invest in such an entity, and whether these investments will be treated as illiquid investments by the Fund.  Please note that we may have more comments after reviewing your response.
Response: This fund has been removed from the Registration Statement.
36.	Comment:	The third paragraph states in part: "The constituents of the [___ Index] are selected from the [___ Index]. Currently the bonds eligible for inclusion in the [___ Index] include U.S. dollar-denominated bonds that have an average rating of investment grade ... Investment grade securities are securities rated Baa3 or BBB- (or the equivalent) or better by a nationally recognized statistical rating organization, or, if unrated, determined to be of comparable quality." Please explain the reason for including the phrase "that have an average rating of investment grade." Will the underlying target index, and thus the Fund, contain any securities rated below investment grade? If so, please delete the phrase "that have an average rating of investment grade," as it might give the misleading impression that a portfolio with this average weighing is subject to the same degree of risk as a portfolio consisting entirely of investment grade securities. In such case, please revise to explicitly state that the Fund may invest in securities rated below investment grade and include a corresponding risk factor for "High-Yield Debt Securities Risk" in the Principal Investment Risks section. Please also add a risk factor for "Investment Grade Securities Risk" in the Principal Investment Risks section. Please explain that the value of these securities may decline with increases in interest rates, both because increases in rates generally decrease values, and also because increased rates may signal an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings, including at a level sufficient to maintain interest and principal payments. Please revise the disclosure to clarify who will determine whether an unrated bond is of comparable quality to a rated investment grade security (e.g., the Adviser).
Response: This fund has been removed from the Registration Statement.
37.	Comment:	The fourth paragraph states in part: "Interactive Data Pricing and Reference Data LLC (the "Index Provider") selects and weights securities [___ Index] based on a proprietary approach that combines the following 3 factors: 1) higher credit quality, including measures of leverage, interest expense coverage and cash flow, 2) a yield threshold and 3) liquidity. Individual index constituent weights are capped at [__%] at each quarterly rebalance to avoid overexposure to any single security and are tested for liquidity semi-annually." Please provide additional narrative disclosure about the index methodology and how the Index Provider selects and weights securities based on a multi-factor approach. More specifically:

•
We note that the first paragraph of the Principal Investment Strategies section states that the Fund employs a "rules based" investment approach.  Pease clarify whether the Index Provider's proprietary approach is also rules based.

•
Please clarify how the "combination" of the multiple factors would make a security eligible or ineligible for inclusion or exclusion in the underlying index (e.g., whether a security that does not display desired characteristics of all three factors is ineligible for inclusion).

•	Please explain how the Index Provider assesses the "yield threshold" and "liquidity" factors (e.g., what measures are used).
Please explain how the multi-factor approach will affect the weighting of a selected security up to the [__%] cap.  For example, are securities weighted based on their relative exposure to each factor?
Response: This fund has been removed from the Registration Statement.
O'Shares Quality High Yield Corporate Bond ETF
38.	Comment:	The staff believes that the Fund's name, which includes both the terms "quality" and "high yield," may be likely to confuse or mislead investors about the Fund's investments and risks. The staff takes the position that the term "quality," when used in a fund name that also suggests fixed income investments, should be synonymous with "investment grade. Additionally, a fund that uses the term "quality" in the name of a fixed income fund should have a policy to invest at least 80% of its assets in investment grade securities. The term "quality" in the Fund's name suggests that it focuses on a particular type of investment (i.e., investment grade securities) on the one hand, while the term "high yield" suggests that it focuses on a speculative type of investment (i.e., "junk") on the other hand. Because the Fund's disclosure indicates that it will invest at least 80% of its total assets in high yield corporate bonds that have an average rating below investment grade, we believe the use of the term "quality" in the Fund's name may be inappropriate. Please consider removing the term "quality" from the Fund's name, or, in the alternative, please explain why the Fund believes that the use of the term "quality" in its name is clear, consistent with the Fund's intended investments, and an appropriate signal to investors as to the particular investment emphasis of the Fund in securities rated below investment grade. We may have further comments upon reviewing your response.
Response: This fund has been removed from the Registration Statement.
Principal Investment Strategies, page 66
39.	Comment:	The third paragraph under the heading Principal Investment Strategies states in part: "Currently, the bonds eligible for inclusion in the [___ Index] include U.S. dollar-denominated corporate bonds that: 1) are issued by companies domiciled in the U.S. and 2) have an average rating below investment grade." Please disclose that such bonds are also known as "junk bonds."

Response: This fund has been removed from the Registration Statement.

40.	Comment:	With respect to the comments above, please note any applicability to the other series in the Trust (e.g., the O'Shares Quality Short Term High Yield Corporate Bond ETF), and revise the disclosure for each series accordingly.

Response: As noted above, certain funds have been removed from the Registration Statement.  The Registrant will revise the disclosure for each Fund, as applicable.
O'Shares Quality Short Term Investment Grade Corporate Bond ETF
Principal Investment Strategies, page 71
41.	Comment:	The third paragraph under the heading Principal Investment Strategies states in part: "Currently, the bonds eligible for inclusion in the [____ Index] include U.S. dollar-denominated corporate bonds that: 1) are issued by companies domiciled in the U.S., 2) have an average rating of investment grade and 3) have a maturity not longer than 5 years." The Division of Investment Management has taken the position that funds that use terms such as "short term" in their name should generally have a dollar-weighted average maturity of no more than three years, whereas Funds with a dollar-weighted average maturity between three and ten years should use "intermediate term." See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) at Question 11. (http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm) Please explain why the Fund believes that the use of the term "short term" in its name is reasonable and appropriate given that the disclosure indicates that the Fund will primarily invest in bonds that "have a maturity not longer than 5 years."
Response: This fund has been removed from the Registration Statement.
O'Shares Quality Preferred Stock ETF
Principal Investment Strategies, page 81
42.	Comment:	The fourth paragraph under the heading Principal Investment Strategies states in part: "The [___ Index] may include many different categories of preferred stock, such as floating, variable and fixed-rate preferreds, callable preferreds, convertible preferreds, cumulative and non-cumulative preferreds, trust preferreds or various other traditional and hybrid issues of preferred stock." Please add corresponding risk factors specific to the issues of preferred stock in which the Fund will principally invest (e.g., "Call Risk," "Convertible Securities Risk," "Variable Rate Securities Risk," etc.) to the Principal Investment Risks section and/or the section called "More Information about the Funds' Principal Investment Risks."

Response: This fund has been removed from the Registration Statement.
O'Shares Quality Senior Loan ETF
Principal Investment Strategies, page 86
43.	Comment:	The third paragraph under the heading Principal Investment Strategies states in part: "Senior loans are generally defined to include leveraged loans, bank loans and/or floating rate loans." (Emphasis added). Please revise the disclosure to more specifically indicate how the Adviser defines senior loans and what the definition includes.

Response: This fund has been removed from the Registration Statement.

44.	Comment:	The fourth paragraph indicates that the Fund generally will purchase loans from banks or other financial institutions through assignments or participations, and may also sell loans it holds though these means. Please add a corresponding risk factor for "Risks of Loan Assignments and Participations" to the Principal Investment Risks section and/or the section called "More Information about the Funds' Principal Investment Risks."
Response: This fund has been removed from the Registration Statement.
45.	Comment:	The fifth paragraph states in part: "The constituents of the [____ Index] are selected from the [____ Index]. Currently, the senior loans eligible for inclusion in the [____ Index] include U.S. dollar-denominated senior loans that: 1) are issued by companies domiciled in the U.S. and 2) have an average rating above [____]." We note that the Principal Risks Section includes a risk factor for "High-Yield Debt Securities Risk" on page 87, however there is no corresponding discussion of whether the underlying target index, and thus the Fund, will include securities rated below investment grade as a principal strategy. Please advise the staff of the extent to which the index will include 1) loans that are expected to be below investment grade quality and/or bear variable interest rates that periodically reset; and 2) loans of borrowers that are distressed and/or have filed for bankruptcy protection. Please revise the disclosure as appropriate in the Principal Investment Strategies section. Please also advise the staff whether, and to what extent, the Fund expects to invest in high-yield bonds rated below investment grade quality, or, if unrated, are deemed by the Adviser to be of comparable quality. If the Fund will primarily invest in loans and/or bonds that are expected to be below investment grade quality, or, if unrated, are deemed by the Adviser to be of comparable quality, please see and apply names rule comments given above to the O'Shares Quality Senior Loan ETF (regarding the names of funds that contain the term "quality" despite a policy to invest at least 80% of the fund's assets in speculative fixed income securities that are rated below investment grade).
Response: This fund has been removed from the Registration Statement.

Principal Investment Risks, page 87
46.	Comment:	Generally, we note that the risk disclosure in the section titled Principal Investment Risks does not appear to adequately summarize the risks attendant to a principal investment in senior loans that the Fund will bear, nor does it adequately disclose the potential effects of such risk on the Fund. For example, the risk factor for "Senior Loan Risk" on page 88 states only: "The risk that investing in senior loans exposes the Fund to heightened credit risk, call risk, settlement risk and liquidity risk. If an issuer of a senior loan prepays or redeems the loan prior to maturity, the Fund will have to reinvest the proceeds in other senior loans or instruments that may pay lower interest rates." Please supplement the Fund's Item 4 risk factor disclosure.
We also note that despite being identified on page 88 as "heightened" risks associated with senior loans in the Item 4 disclosure, we note that there are no risk factors for "call risk" and "settlement risk" in the Funds' Item 9 disclosures in the section of the prospectus titled "More Information about the Funds' Principal Investment Risks," nor are these risk factors discussed in the risk factor captioned "Senior Loan Risk" in that section.  Further, the "Credit Risk" and "Liquidity Risk" factors in the Item 9 disclosures do not address the "heightened" risks associated with senior loans. Please add sub-captions for Call Risk, Settlement Risk, Credit Risk, and Liquidity Risk to the Item 9 "Senior Loan Risk" factor (at page 121) and add or expand the discussion of these risk factors to disclose the heightened risks of investing in senior loans with specificity.
Response: This fund has been removed from the Registration Statement.
More Information About the Funds' Principal Investment Strategies, pages 91-106
47.	Comment:	We observe that each Fund's disclosure regarding its respective principal investment strategies responsive to both Items 4(a) and 9(b) of Form N-1A substantially repeats and is nearly identical. Please note that Item 9 of Form N-1A requires a more comprehensive discussion of both the principal strategies and principal risks that affect a fund's portfolio than the summary discussion required in response to Item 4. Please see the Division of Investment Management's IM Guidance Update: Guidance Regarding Mutual Fund Enhanced Disclosure, No. 2014-8 (June 2014), which sets forth the Staff's observations about this issue. Please review each Fund's Item 9 principal strategy disclosure and revise, where appropriate, to include greater detail. Please enhance the Funds' disclosure responsive to Item 9(b)(2), and explain in general terms how the Adviser will decide which securities to buy and sell for the discretionary portion of each Fund's portfolio (i.e., since up to 20% of each fund's total assets may be allocated to investments not included in the underlying index, please describe how the Adviser will choose to purchase or sell such investments or choose to overweight securities in the underlying index).

Response: The Registrant has reviewed each Fund's Item 9 principal strategy disclosure and believes the disclosure (as revised as discussed herein) complies with Form N-1A and is consistent with the Division of Investment Management's IM Guidance Update: Guidance Regarding Mutual Fund Enhanced Disclosure, No. 2014-8 (June 2014). The Registrant respectfully believes that its existing disclosure regarding how the Adviser will decide which securities to buy and sell for the discretionary portion of the Funds' portfolio (e.g., securities that the Adviser believes will help the Fund track its target index, including as substitutes for one or more Target Index components or in anticipation of changes in the Target Index's components) is adequate.
Portfolio Managers, pages 124-125
48.	Comment:	Please include a statement adjacent to the portfolio managers' biographies [to be added in a subsequent filing] indicating that the SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the Fund. See Item 10(a)(2) of Form N-1A.

Response: The disclosure will be revised accordingly.
Portfolio Holdings Information and Distribution and Service Plan, page 129
49.	Comment:	Please capitalize defined terms when first used and use such terms consistently throughout the registration statement thereafter. Additionally, please use the long form and define the relevant shorthand term or phrase before using a short form. While we provide several examples of instances where capitalized or short forms have not been defined on page 129 of the prospectus, we note that this comment should be applied generally throughout the registration statement. For example:
•
The second sentence of the paragraph following the heading "Portfolio Headings Information" states: "In addition, the Deposit Securities and Fund Securities that should be delivered in exchange for purchases and redemptions of Creation Units are publicly disseminated daily via the NSCC." We note that the capitalized terms "Deposit Securities" and "Fund Securities" are never defined in the prospectus, nor do these terms appear to be used again in either the prospectus or the SAI.  Additionally, the shorthand for "NSCC" is not defined in the prospectus, and is not otherwise defined until page 35 of the SAI.

•
The first sentence of the paragraph following the heading "Distribution and Service Plan" makes a reference to "the Distributor." However, we note that this term is not defined until later on page 133.

Response: The disclosure will be revised accordingly.
Dividends and Distributions, page 130

50.	Comment:	With regard to the second paragraph following this heading, please consider breaking up the paragraph into two smaller paragraphs for ease of reading—one paragraph listing those funds that will distribute income dividends, if any, to shareholders on an annual basis, and another paragraph listing those funds that will distribute income dividends, if any, to shareholders on a monthly basis.
Response: The paragraph will be revised accordingly.
Annual and Semi-Annual Reports, page 133
51.	Comment:	Please revise the disclosure to reflect the correct zip code for the SEC's Public Reference Room, which is 20549-1520. See Item 1(b)(3) to Form N-1A.

Response: The disclosure will be revised accordingly.
SAI
52.	Comment:	Page 15 of the SAI states in part: "The Funds also may invest in private investment funds, vehicles, or structures." Please confirm to the staff that the Funds will not invest more than 15% in private investment vehicles and that the Funds will treat such private investments as illiquid assets subject to the Funds' 15% limitation on investments in illiquid securities.

Response: The following disclosure will be added to the SAI after the above-cited sentence:

To the extent that such investments are determined to be illiquid, they will be subject to the Fund's 15% limitation on investments in illiquid securities. See "Illiquid Securities."

53.	Comment:	Page 24 of the SAI indicates that the number of funds in the fund complex overseen by interested trustee Connor O'Brien is 19. However, we note that the initial registration statement on Form N-1A purports to register shares of 17 series. Please explain the difference in the two numbers or revise as appropriate.

Response: The disclosure will be revised as appropriate.

54.	Comment:	We note that page 25 of the SAI states that the Registrant's chairman of the board is an interested trustee. It also appears that the Registrant has determined not to appoint a lead independent trustee. Please revise this disclosure to indicate why the Registrant has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Registrant. See Item 17(b)(1) of Form N-1A.

Response:  The above-cited disclosure has been revised to reflect that the Trustees have not elected a Chairman of the Board.  The following disclosure will be added to the "Management of Trust—Board Structure" section of the SAI:

The Trustees have not elected a Chairman of the Board. … The Board has determined that this leadership structure is appropriate given the size, function and nature of the Trust, as well as the Board's oversight responsibilities. The Board believes this structure will help ensure that proper consideration is given at Board meetings to matters deemed important to the Trust and its shareholders.

55.	Comment:	Page 27 of the SAI states in part: "Prior to the commencement of investment operations and the public launch of the Funds, the Adviser owned all of the initial Shares issued by the Funds." Please revise the disclosure to state that the information on control and principal holders for each Fund is provided as of a date no more than 30 days prior to the date of filing the registration statement (e.g., "as of the date of this SAI ..."). See Item 18 of Form N-1A. Additionally, please revise this section of the SAI to add a statement that the amount of the Funds' equity securities owned by all officers and directors as a group is less than 1% of the Fund, as required by Item 18(c) of Form N-1A.
Response:  The disclosure will be revised accordingly.
56.	Comment:	With regard to the portfolio managers table on Page 27 of the SAI, we note that the column heading for "Other Pooled Investment Vehicles*" contains an asterisk with no corresponding footnote or other explanation for the asterisk. Please advise the staff as to the meaning of the inclusion of the asterisk in the column heading and revise if appropriate.

Response: The asterisk will be removed.

57.	Comment:	Page 27 of the SAI states in part: "The annual incentive bonus opportunity provides cash bonuses and equity ownership based upon the overall firm's performance and individual contributions. At this stage in the growth of the firm, equity ownership is the key incentive compensation for rewarding managers. Principal consideration is given to appropriate risk management, teamwork and investment support activities in determining the annual bonus amount." Please enhance the disclosure with respect to compensation based on individual performance and contributions to identify any benchmark used to measure performance and state the length of the period over which individual performance is measured. See Item 20(b) of Form N-1A
Response: Prior to effectiveness of the Registration Statement, the disclosure will be revised accordingly.
58.	Comment:	Item 17(e) of Form N-1A requires a brief statement disclosing whether the Fund and its investment adviser and principal underwriter have adopted codes of ethics.  Please advise the staff regarding whether the principal underwriter has adopted or will adopt a code of ethics.  If so, please revise the disclosure to state as such, and file a copy of the document as an exhibit to the registration statement. Also, please revise the disclosure to clarify whether the codes of ethics of each entity listed in the SAI were adopted pursuant to Rule 17j-1 of the 1940 Act.  See Item 17(e) of Form N-1A.
Response:  Pursuant to the Rule 17j-1(c)(3) exception and the instruction to Item 17(e) of Form N-1A, the principal underwriter is not required to adopt a Rule 17j-1 code of ethics.  The Registrant will revise the disclosure to clarify that the codes of ethics were adopted pursuant to Rule 17j-1 under the 1940 Act.
59.	Comment:	Page 32 of the SAI states in part: "The Board has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act ("Plan"). In accordance with its Plan, the Fund is authorized to pay an amount up to [0.25]% of its average daily net assets each year for certain distribution-related activities." (Emphasis added). Please revise this disclosure to describe the material aspects of the plan, including a list of the principal types of activities for which payments are or will be made. See Item 19(g)(1) of Form N-1A.
Response: The disclosure will be revised accordingly.
Part C – Other Information
60.	Comment:	We note you anticipate filing several exhibits by amendment. Please note that we review, and frequently comment upon, these exhibits. Please allow sufficient time to resolve any comments we may have.

Response: The Registrant acknowledges your comment.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.